SUMMARY OF PERPETUAL DEPOSIT AGREEMENT                              EXHIBIT 4.4


     Pursuant to agreements (by way of exchange of letters) that were entered into at various times between us and the Israeli Treasury, we deposited with the Israeli Treasury the capital from the offerings of our preferred shares (C, CC, CC1, D and DD). The total principal amount of perpetual deposits with the Treasury was NIS 806.5 million, as of December 31, 2004, as compared with NIS
799.3 million, as of December 31, 2003. Pursuant to these agreements, we are entitled, regarding the amounts so deposited, to receive dollar-interest at the annual rate of 7.5% of the dollar value of the deposits (as of the date of their deposit), which will be paid net to us by the Treasury, on the dates that we will declare the payment of a dividend for the above preferred shares, in such manner that after the payment of taxes and other charges, the net amount of interest that we receive from the Treasury will be at the above rate of 7.5%.

     The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. See Note 15 to our financial statements in Item 17 of this annual report for details on the cessation of dividend distribution and the matter of the accrued interest on the perpetual deposits with the Israeli Treasury.


     The principal amounts that we so deposited will be returned to us by the Israeli Treasury only upon our liquidation or for the purpose of redemption of preferred D and DD shares (which were offered as redeemable shares), with the principal amounts being linked to the dollar from the date of their deposit with the Treasury and until October 1987, and from October 1, 1987 until the date of their repayment to us, linked to the Consumer Price Index or the dollar, whichever is higher. The deposit agreements establish that the Treasury shall not have a right of set-off as to amounts that we will receive regarding the deposits thereby deposited.